Exhibit (a)(1)(ii)

Offer to Purchase

UBS M2 FUND, L.L.C.
1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

OFFER TO PURCHASE UP TO $131,000,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED SEPTEMBER 24, 2010

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY
ON FRIDAY, OCTOBER 22, 2010, AT 12:00 MIDNIGHT, NEW YORK TIME,
UNLESS THE OFFER IS EXTENDED

If you do not want to sell your limited liability company interests at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of UBS M2 Fund, L.L.C.:

UBS M2 Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $131,000,000 in interests in the Fund (the "Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of December 31, 2010, if the Offer expires on October 22, 2010.  (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.)  If the Fund elects to extend the tender period for any reason beyond December 31, 2010, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.  This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of September 10, 2002 (the "L.L.C. Agreement").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between August 31, 2010 (the last time estimated net asset value was calculated) and December 31, 2010, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests.  Investors should also note that although the tender offer expires on October 22, 2010, they remain investors in the Fund until December 31, 2010, when the estimated net asset value of their Interests is calculated.  The Fund determines the estimated net asset value at least monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the estimated net asset value more frequently.  Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact their Financial Advisor.

Investors desiring to tender all or any portion of their Interests in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

Neither the Fund, nor UBS Fund Advisor, L.L.C., the investment adviser of the Fund (the "Adviser"), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests.  Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator, BNY Mellon Alternative Investment Services ("BNY").

UBS Alternative Investments US
c/o BNY Mellon Alternative Investment Services
P.O. Box 857
Claymont, Delaware 19703-9911
Phone:	(877) 431-1973
Fax:	(302) 793-8201
(302) 793-8202
Attention: Tender Offer Administrator

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	5
2.	Offer to Purchase and Price	6
3.	Amount of Tender	8
4.	Procedure for Tenders	8
5.	Withdrawal Rights	9
6.	Purchases and Payment	10
7.	Certain Conditions of the Offer	12
8.	Certain Information About the Fund	13
9.	Certain Federal Income Tax Consequences	14
10.	Disclosure Provisions	15
11.	Miscellaneous	16

Summary Term Sheet

●
As we said in your Fund's offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell).  This offer will remain open until the end of the day on October 22, 2010, at 12:00 midnight, New York time.  Estimated net asset value will be calculated for this purpose on December 31, 2010 (the "Valuation Date").  To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2010, which we expect will be completed in February 2011.

●	You may tender your entire Interest or a portion of your Interest.

●
If you tender your entire Interest, you will receive payment within approximately five business days after October 22, 2010, consisting of two promissory notes that will be held for you by BNY.  The first promissory note will provide for payment to you of an amount equal to 90% of the unaudited net asset value of your Interest determined as of the Valuation Date.  Payment of the first promissory note is expected to be made, in one or more installments, within 60 calendar days after the Valuation Date.  You will also receive a promissory note providing for a contingent payment equal to approximately 10% of the value of your Interest that will be paid to you after completion of the Fund's audit for calendar year 2010, which we expect will be completed in February 2011.

●
If you tender part of your Interest, leaving a remaining capital account balance of at least $50,000 ($25,000 for certain eligible investors who are identified in the Fund's prospectus), you will receive payment within approximately five business days after October 22, 2010, consisting of a promissory note that will be held for you by BNY.  It is expected that this promissory note will provide for payment to you of an amount equal to 100% of the unaudited net asset value of your Interest determined as of the Valuation Date.  Payment of this promissory note is expected to be made, in one or more installments, within 60 calendar days after the Valuation Date.

●
The Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities in kind to investors on a pro rata basis.  The Fund has also retained the option to hold back up to 10% of the value of any partial tender made by an investor and to pay the balance with a separate promissory note providing for a contingent payment after completion of the Fund's audit for calendar year 2010.  The Fund may exercise either option in the extraordinary event that the Board of Directors determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  It is not presently anticipated, however, that either option will be exercised by the Fund.

●
Following this summary is a formal notice of our offer to purchase your Interests.  Our offer remains open to you until the end of the day on October 22, 2010, at 12:00 midnight.  Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase.  If we do not accept your Interests by the end of the day on October 22, 2010, at 12:00 midnight, you may still withdraw your Interests at any time after November 19, 2010, so long as your offer has not been accepted.  You may also withdrawy your Interests at other times with the Fund's consent.

●
If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to BNY at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before the end of the day on October 22, 2010, at 12:00 midnight.  Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) is likely to change between August 31, 2010 (the last time estimated net asset value was calculated) and December 31, 2010, when the estimated value of your Interests will be determined for purposes of calculating your purchase price.  The net asset value of your Interests is determined at least monthly and may be determined more frequently.

●	If you would like to obtain the most current estimated net asset value of your Interests, you may contact your Financial Advisor.

●
Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before the end of the day on October 22, 2010, at 12:00 midnight.  Also realize that although the tender offer expires on October 22, 2010, you remain an investor in the Fund until December 31, 2010, when the estimated net asset value of your Interests is calculated.

●
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY.  To assure good delivery, please send the Letter of Transmittal to BNY and not to your Financial Advisor.  If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

1.           Background and Purpose of the Offer.  The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund's prospectus (the "Prospectus") and the L.L.C. Agreement. The Prospectus and the L.L.C. Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders.  The Prospectus also states that UBS Fund Advisor, L.L.C., the investment adviser of the Fund (the "Adviser"), expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors twice each year, near mid-year and year-end.  Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Prospectus and the L.L.C. Agreement.  The Directors intend to consider the continued desirability of the Fund making an offer to purchase Interests twice each year (currently anticipated to commence in March and September), but the Fund is not required to make any such offer.

The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Prospectus, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time.

2.           Offer to Purchase and Price.  The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $131,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on October 22, 2010, at 12:00 midnight, New York time (such date and time being hereinafter called the "Initial Expiration Date").  If the Fund elects to extend the tender period for any reason beyond December 31, 2010, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date."  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last day of the month in which the Expiration Date occurs, payable as set forth in Section 6.  The table below shows the estimated unaudited net asset value, as of September 1, 2010, of an initial capital contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

	Unaudited Estimated		Unaudited Estimated
Month Initial	Net Asset Value	Month Initial	Net Asset Value
Contribution Made	as of September 1, 2010	Contribution Made	as of September 1, 2010

February 2003	$345,322	December 2006	$245,915
March 2003	$346,550	January 2007	$241,592
April 2003	$345,292	February 2007	$238,749
May 2003	$346,502	March 2007	$238,062
June 2003	$342,577	April 2007	$234,329
July 2003	$340,914	May 2007	$228,962
August 2003	$338,036	June 2007	$223,158
September 2003	$335,483	July 2007	$223,311
October 2003	$334,452	August 2007	$221,536
November 2003	$327,522	September 2007	$223,966
December 2003	$324,928	October 2007	$220,769
January 2004	$320,693	November 2007	$210,607
February 2004	$317,276	December 2007	$212,738
March 2004	$312,197	January 2008	$211,440
April 2004	$315,223	February 2008	$218,084
May 2004	$317,891	March 2008	$218,527
June 2004	$323,281	April 2008	$222,573
July 2004	$318,927	May 2008	$215,867
August 2004	$322,572	June 2008	$210,718
September 2004	$321,780	July 2008	$212,571
October 2004	$318,102	August 2008	$219,857
November 2004	$317,620	September 2008	$222,907
December 2004	$308,466	October 2008	$244,827
January 2005	$303,270	November 2008	$263,218
February 2005	$303,471	December 2008	$273,073
March 2005	$299,523	January 2009	$275,108
April 2005	$301,423	February 2009	$272,365
May 2005	$305,016	March 2009	$272,542
June 2005	$301,763	April 2009	$272,180
July 2005	$295,340	May 2009	$267,785
August 2005	$285,340	June 2009	$261,642
September 2005	$283,551	July 2009	$260,357
October 2005	$278,436	August 2009	$256,297
November 2005	$284,657	September 2009	$251,749
December 2005	$276,681	October 2009	$249,427
January 2006	$267,873	November 2009	$250,938
February 2006	$258,882	December 2009	$246,601
March 2006	$256,986	January 2010	$244,102
April 2006	$250,048	February 2010	$246,415
May 2006	$244,938	March 2010	$245,304
June 2006	$254,321	April 2010	$241,505
July 2006	$257,629	May 2010	$240,963
August 2006	$261,579	June 2010	$248,312
September 2006	$259,774	July 2010	$253,249
October 2006	$256,989	August 2010	$249,056
November 2006	$251,150

As of the close of business on September 1, 2010, there was approximately $526,492,885 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests).  The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently.  Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting their Financial Advisor.  Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between August 31, 2010 (the last time estimated net asset value was calculated) and December 31, 2010, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

3.           Amount of Tender.  Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest.  However, if an investor wishes to tender for repurchase only a portion of such investor's Interest, the investor's remaining capital account balance (i.e., the investor's capital account balance determined as of August 31, 2010, less the dollar amount of the investor's partial tender) must be equal to at least $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Prospectus).  If an investor tenders an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between August 31, 2010 and December 31, 2010, your remaining capital account balance as of December 31, 2010, net of the amount of any partial tender you have made, is  below $50,000 (or, as applicable, $25,000), the Fund will not reduce the amount of your tender.  The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $131,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $131,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.  Based on the September 1, 2010 estimated net asset value of the Fund, the Adviser beneficially owns $18,447 in Interests and does not intend to tender any of its Interests in the Offer.

4.           Procedure for Tenders.  Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to BNY, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to BNY, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2.  The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to BNY by certified mail, return receipt requested, or by facsimile transmission.  If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with BNY.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact BNY at the address and phone number set forth on page 2.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.  The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of BNY to receive any Letter of Transmittal or other document.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.           Withdrawal Rights.  Any investor tendering an Interest pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date, (b) at any time after November 19, 2010, if Interests have not then been accepted by the Fund, and (c) at any other time prior to December 31, 2010, but only with the Fund's consent.  Any withdrawal request made pursuant to clause (c) of this Section 5 will be subject to the Fund's absolute discretion whether to honor such request and will depend on the Fund's operational capacity to process such withdrawal request as well as various other factors including the investor's overall relationship with UBS Financial Services, the investor's holdings in other funds affiliated with UBS Financial Services, and such other matters as the Fund considers relevant at the time.  To be effective, any notice of withdrawal must be timely received by BNY at the address or fax numbers set forth on page 2.  Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 4 above.  A form to use to give notice of withdrawal is available by calling BNY at the phone number indicated on page 2.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Interests may again be tendered prior to the Expiration Date by following the procedures described in Section 4.  You are responsible for confirming that any notice of withdrawal is received by BNY.  If you fail to confirm receipt of a notice of withdrawal with BNY, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.           Purchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Interest.  As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on December 31, 2010, if the Offer expires on the Initial Expiration Date.  If the Fund elects to extend the tender period for any reason beyond December 31, 2010, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires (December 31, 2010, or such later date of determination being referred to as the "Valuation Date").  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.  The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the L.L.C. Agreement.

                                Investors may tender their entire Interest or a portion of their Interest (subject to their maintenance of a minimum capital account balance as described in Section 3 above).  In either case, payment to a tendering investor whose tender is accepted will be made within approximately five business days after the Expiration Date and will consist of one or two promissory notes.  The Directors of the Fund believe that payment of an investor's tender amount in the form of promissory notes is in the best interests of investors as it will permit those investors who wish to withdraw from the Fund to do so with less chance of their tender amounts being pro rated.  The promissory notes will be held for the investors by BNY, will not be transferable, and will be payable in cash in the manner set forth below.

Investors Tendering Their Entire Interest.  An investor that tenders its entire Interest will receive two promissory notes.  The first promissory note (the "90% Note") will be in an amount equal to approximately 90% of the unaudited net asset value of the investor's Interest (determined as of the Valuation Date).  The 90% Note will be paid in one or more payments, without interest, following the receipt by the Fund from time to time of cash amounts derived from several potential sources, including the proceeds of withdrawals and redemptions from underlying investment funds, possible borrowings and the proceeds of sales of new Interests.  The Fund expects that full payment of the 90% Note will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period on the 90% Note.

Each investor that tenders its entire Interest will also receive a promissory note (the "Contingent Payment Note") that will be in an amount equal to the excess, if any, of (a) the net asset value of the investor's Interest as of the Valuation Date, as it may be adjusted based on the audited financial statements of the Fund for calendar year 2010, over (b) the amount of the 90% Note.  An investor's Contingent Payment Note will be payable in cash as soon as practicable after completion of the audit of the financial statements of the Fund for calendar year 2010.  It is anticipated that the audit of the Fund's financial statements for calendar year 2010 will be completed by no later than 60 days after the end of the year.  Any amounts payable under the Contingent Payment Note will include interest, if any, earned on an amount, deposited by the Fund in a segregated custodial account, equal to approximately 10% of the estimated unaudited net asset value of the Interest tendered by the investor and accepted by the Fund.

                                Investors Tendering a Portion of Their Interest.  An investor that tenders for repurchase only a portion of the investor's Interest will receive a single promissory note (the "Partial Tender Note") that will entitle the investor to a payment in cash in an amount equal to 100% of the unaudited net asset value of the tendered portion of the investor's Interest (determined as of the Valuation Date), subject to any extraordinary hold-back described below.  The Partial Tender Note will be paid in one or more payments, without interest, following the receipt by the Fund from time to time of cash amounts derived from several potential sources, including the proceeds of withdrawals and redemptions from underlying investment funds, possible borrowings and the proceeds of sales of new Interests.  The Fund expects that full payment of the Partial Tender Note will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period on the Partial Tender Note.

Although it is not presently contemplated, the Fund has retained the option to hold back up to 10% of the value of any partial tender made by an investor and to pay the balance with a separate promissory note in the extraordinary event that the Board of Directors determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the Fund's remaining investors.  Payment on any such separate promissory note would be made in cash as soon as practicable after completion of the audit of the financial statements of the Fund for calendar year 2010.

The Fund will deposit the amounts payable under all promissory notes (collectively, the "Notes") in separate accounts with BNY.  All cash payments described above (together, the "Cash Payments") will be made by wire transfer directly to the tendering investor's brokerage account with UBS Financial Services Inc. ("UBS Financial Services"), if such investor has a UBS Financial Services account.  Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account.  If such investor does not have a UBS Financial Services account, the Cash Payments will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

        The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Interests acquired pursuant to the Offer from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, possible borrowings and the proceeds of sales of new Interests.  There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above.  This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions such as those that recently affected the securities markets, or because underlying investment funds impose limitations, or "gates," on the amount that investors may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming investors, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities in kind to investors on a pro rata basis in the extraordinary event that the Board of Directors determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund's portfolio.

7.           Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension.  If the Fund elects to extend the tender period for any reason beyond December 31, 2010, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; (c) the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Prospectus, and the projected aggregate expense ratio of the Fund following consummation of the Offer; or (d) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.  If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer.  If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

8.           Certain Information About the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 882-5000.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.L.C. Agreement.  The Fund's Directors are Virginia G. Breen, Meyer Feldberg, George W. Gowen and Stephen H. Penman.  Their address is c/o UBS Financial Services Inc., attention:  UBS Alternative Investments US, at 1285 Avenue of the Americas, New York, New York 10019.  Mr. Feldberg is an "interested person" (as defined in the 1940 Act) of the Fund because he is an affiliated person of a broker-dealer with which the Fund does business.

The Fund does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser, except that on or about October 1, 2010, UBS AG plans to reorganize a portion of its U.S.-based investment advisory business, and as a result, the rights and obligations of UBS Fund Advisor, L.L.C. ("UBSFA") under the Fund's investment management agreement and the administration agreement between UBSFA and the Fund would be assigned to, and assumed by, UBS Alternative and Quantitative Investments LLC, a direct, wholly owned subsidiary of UBS AG, however, there can be no assurance if or when the reorganization will occur; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.L.C. Agreement or other actions that may impede the acquisition of control of the Fund by any person.

During the past 60 days, the only transactions involving the Interests that were effected by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser were aggregate subscriptions of $3,210,750 in Interests from investors.

Based on the September 1, 2010 estimated net asset value of the Fund, the Adviser beneficially owns $18,447 in Interests and does not intend to tender in the Offer.

9.           Certain Federal Income Tax Consequences.  The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer.  Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

An investor who tenders its entire Interest (and whose entire Interest is accepted) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the principal payments under the 90% Note and the Contingent Payment Note) and such investor's adjusted tax basis in its Interest.  Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest.  A loss, if any, may be recognized after the tendering investor has received payment under the Notes.  This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor's contributions to the Fund.  Interest on the Contingent Payment Note is taxable to a tendering investor receiving such Note under such investor's method of accounting, subject to the possible application of certain rules under the Internal Revenue Code and Treasury Regulations relating to short-term obligations.  A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations.  For these purposes, unrealized receivables in respect of a tendering investor include, among other items, any market discount bonds or short-term obligations held directly or indirectly by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund.  An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the principal payments under the Partial Tender Note and any other promissory note issued to the investor pursuant to Section 6 of this Offer to Purchase) exceeds such investor's adjusted tax basis in its Interest.

If an investor recognizes a loss in an amount greater than $250,000 upon the tender of its entire Interest to the Fund for repurchase, the Fund will be required, under Section 734 of the Internal Revenue Code, to reduce the tax basis of its property by the amount of the loss recognized by the tendering investor.

Pursuant to authority delegated from the Board of Directors of the Fund, the Adviser intends to specially allocate items of Fund ordinary income and/or capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest.  Such a special allocation may result in the withdrawing investor recognizing ordinary income and/or capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal.  Similarly, the Adviser may specially allocate items of Fund deductions, ordinary loss and/or capital loss, including long-term capital loss, to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its liquidating distribution.

10.           Disclosure Provisions.  Provisions of the Internal Revenue Code and Treasury Regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the Internal Revenue Service (the "Service") (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and comply with certain document retention requirements.  In addition, certain "material advisors" with respect to such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the Service upon demand.  A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests, including, among others, the recognition of a loss in excess of a prescribed threshold upon the tender of Interests.  These disclosure provisions are directed towards "tax shelters," however, they are quite broad and may encompass transactions that typically would not be considered "tax shelters."  Significant penalties may apply upon a failure to comply with the disclosure provisions, and with respect to any understatements of tax resulting from participation in certain reportable transactions.  Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

Notwithstanding any other provision or statement in any offering document of the Fund (including the Prospectus, the Statement of Additional Information and the L.L.C. Agreement) or any document pertaining to the Offer or the tender of Interests, an investor (and each employee, representative or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Fund, the offering of its Interests and this Offer and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure.  For the avoidance of doubt, this authorization is not intended to permit disclosure of the names of, or other identifying information regarding, the participants in the transaction, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transaction.

11.           Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

        The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting BNY at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's website, http://www.sec.gov.  For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.